INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditor	F-2
Balance Sheets as of December 31, 2017 and December 31, 2016	F-3
Statements of Operations for the year ended December 31, 2017 and for the period from inception (May 19, 2016) through December 31, 2016	F-4
Statement of Changes in Stockholder’s Deficit for the year ended December 31, 2017 and for the period from inception (May 19, 2016) through December 31, 2016	F-5
Statements of Cash Flows for the year ended December 31, 2017 and for the period from inception (May 19, 2016) through December 31, 2016	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT AUDITOR

The Board of Directors and Stockholders of

Carolina Complete Health Network, Inc.

We have audited the accompanying financial statements of Carolina Complete Health Network, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2017, and 2016, and the related statements of operations, changes in stockholder’s deficit and cash flows for the year ended December 31, 2017 and the period from May 19, 2016 through December 31, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Complete Health Network, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and the period from May 19, 2016 through December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the year ended December 31, 2017, the Company recognized a net loss of $1,353,010, and as of December 31, 2017, the Company had incurred an accumulated deficit of $2,120,592. Management’s plans regarding those matters are described in Note 1.

/s/ CHERRY BEKAERT LLP

Raleigh, North Carolina

April 26, 2018

Carolina Complete Health Network, Inc.

Balance Sheets

December 31, 2017 and 2016

	2017	2016
Assets:
Current assets:
Cash and cash equivalents	$1,009,613	$1
Accounts receivable	52,016	-
Prepaid expenses and other	8,545	-
Total current assets	1,070,174	1

Total assets	$1,070,174	$1

Liabilities and Stockholder’s deficit:
Liabilities:
Current liabilities:
Accounts payable	$278,481	$97,880
Accrued expenses and other	37,570	-
Advances from investors	979,250	-
Due to stockholder	-	29,929
Total current liabilities	1,295,301	127,809
Non-current liabilities:
Term note	1,412,277	171,632
Due to stockholder	906,822	465,327
Accrued interest	39,068	2,814
Total non-current liabilities	2,358,167	639,773

Stockholder's deficit:
Common stock - Class M, $0.01 par value; 1 share authorized; 1 share issued and outstanding	1	1
Stock subscription costs in advance of offering	(462,703)	-
Accumulated deficit	(2,120,592)	(767,582)
Total stockholder's deficit	(2,583,294)	(767,581)

Total liabilities and stockholder's deficit	$1,070,174	$1

The accompanying notes to the financial statements are an integral part of this statement.

Carolina Complete Health Network, Inc.

Statements of Operations

for the Year ended December 31, 2017 and for the Period from May 19, 2016 through December 31, 2016

	2017	2016
Revenue
Reimbursable expenses	$300,000	$-
Total revenue	300,000	-

Operating costs and expenses
Quality and development	385,339	-
General and administrative	1,232,348	764,768
Total operating costs and expenses	1,617,687	764,768

Loss from operations	(1,317,687)	(764,768)

Other income (expense)
Interest, net	(35,323)	(2,814)
Total other income (expense)	(35,323)	(2,814)

Net loss	$(1,353,010)	$(767,582)

Weighted average common stock shares outstanding
Basic and diluted	1	1

Net loss per common stock share basic and diluted	$(1,353,010)	$(767,582)

The accompanying notes to the financial statements are an integral part of this statement.

Carolina Complete Health Network, Inc.

Statements of Changes in Stockholder’s Deficit

for the Year ended December 31, 2017 and for the Period from May 19, 2016 through December 31, 2016

	Common Stock		Stock subscription costs in advance of	Accumulated	Total Stockholder's
	Shares	Par Value	offering	deficit	Deficit
Issuance of Common Stock -
Class M at inception date of May 19, 2016	1	$1	$-	$-	$1
Net loss				(767,582)	(767,582)
Balances at December 31, 2016	1	1	-	(767,582)	(767,581)
Stock subscription costs in advance of offering			(462,703)		(462,703)
Net loss				(1,353,010)	(1,353,010)
Balances at December 31, 2017	1	$1	$(462,703)	$(2,120,592)	$(2,583,294)

The accompanying notes to the financial statements are an integral part of this statement.

Carolina Complete Health Network, Inc.

Statements of Cash Flows

for the Year ended December 31, 2017 and for the Period from May 19, 2016 through December 31, 2016

	2017	2016
Cash flows from operating activities
Net loss	$(1,353,010)	$(767,582)
Adjustments to reconcile net loss to net cash used in operating activities
Change in operating assets and liabilities:
Accounts receivable	(52,016)	-
Prepaid expenses and other current assets	(8,545)	-
Accounts payable	180,601	97,880
Accrued expenses and other	37,570	-
Accrued interest	36,254	2,814
Due to stockholder, current	(29,929)	29,929
Due to stockholder, non-current	441,495	465,327
Cash flows used in operating activities	(747,580)	(171,632)

Cash flows from financing activities
Borrowings on term note	1,240,645	171,632
Proceeds from issuance of Class M common stock	-	1
Advances from investors	979,250	-
Stock subscription costs in advance of offering	(462,703)	-
Cash flows provided by financing activities	1,757,192	171,633

Net increase in cash and cash equivalents	1,009,612	1

Cash and cash equivalents, beginning of period	1	-

Cash and cash equivalents, end of period	$1,009,613	$1

The accompanying notes to the financial statements are an integral part of this statement.

Note 1 – Description of Operations and Summary of Significant Accounting Policies

Operations – Carolina Complete Health Network, Inc., (the “Company”), a Delaware corporation, was incorporated on May 19, 2016 as a wholly-owned subsidiary of the North Carolina Medical Society (the “NCMS”) in contemplation of the joint venture between the Company and a strategic partner. The joint venture is to be formed to facilitate the creation and successful operation of a patient-focused Medicaid health plan in North Carolina in response to pending Medicaid reform in North Carolina.

The Company will participate in the joint venture principally by building and operating a network of health care providers who will provide medical services under the health plan. During the interim period until the joint venture closes, the Company will conduct its activities by outsourcing its needed functions to NCMS professionals and staff, independent contractors, professional consultancy firms, third-party vendors or other such entities that can provide the capabilities required to recruit and retain providers to participate in the network of health care providers.

Once the joint venture closes, the Company’s fundamental business will be to continue recruiting, building, developing, managing, educating, operating, and maintaining the provider network for the purposes of providing services to the health plan.

The joint venture closing is currently expected to occur after September 1, 2018, and the health plan is currently expected to “go live” around July 2019.

Until the commencement of the health plan’s operations, the Company does not expect to generate any revenue from operations.

The Company’s headquarters are in Raleigh, North Carolina.

Liquidity and Uncertainty – The Company continues to be subject to the risks and challenges associated with other companies at a similar formative stage, including dependence on key outside consultants, successful development and marketing of its network and related services, successful collaborations with partners, and the ability to secure adequate financing to support future growth. As shown in the accompanying financial statements, the Company has incurred net losses and has an accumulated deficit of $2,120,592 and $767,582 at December 31, 2017 and 2016, respectively.

Since its inception on May 19, 2016, the Company’s sole stockholder, the NCMS, has provided to the Company its’ professional and administrative staffs to establish, conduct, and perform the Company’s activities. The cost of the NCMS staff time incurred to support the Company has been calculated, and the staff time cost has been used as a basis for allocating the related expenses associated with the NCMS staff’s support (see Note 4).

Going forward, the Company will continue to draw upon the NCMS professional and administrative staffs in the performance of the Company’s activities, and as such, the Company will incur additional costs associated with the staffs’ performance of these activities. Consistent with such costs incurred through December 31, 2017 and 2016, these additional costs will be settled no earlier than the health plan’s “go-live” date.

Also, a strategic partner has funded the Company with a multiple advance term loan in an amount up to $2.5 million, secured by all of the Company’s receivables, if any, and equity interest in the joint venture. Borrowings under the term loan bear an interest rate of 6.75 percent. In addition, the term loan requires the Company to remit a substantial percentage of its excess cash flow in repayment of amounts drawn and accrued interest. The loan amount may be increased in three increments of $500,000 up to an amount of $4.0 million if certain milestones are attained (see Note 3).

Once the health plan has been awarded and accepted a contract with the State of North Carolina, the strategic partner has agreed to provide an additional multiple advance term loan in an amount up to $3.0 million, which may be increased up to an amount of $4.0 million if, in consultation with the strategic partner and in its sole discretion, the Company has demonstrated good progress toward the establishment of the provider network. However, the aggregate amount available under the additional multiple advance term loan will be reduced by an amount equal to 55 percent of the net offering proceeds from the Company’s Regulation A offering of Class P Common Stock and the Company’s private placement of Class P Common Stock, less the amount of such proceeds applied by the Company to capital calls for the health plan company or to repay principal on borrowed funds. In addition, the proceeds of the additional multiple advance term loan may be used to repay amounts borrowed from the strategic partner to fund a portion of the Company’s initial capital contribution to the joint venture company at the joint venture closing. (see Notes 3 and 10).

The proceeds of the multiple advance term loan have been, will be, and may be, used for (i) personnel, consultants, third party service providers and other out-of-pocket operational, pre-operational and business development expenses related to (a) conducting and administering financings, (b) developing and retaining necessary operational capabilities, (c) ensuring regulatory compliance, (d) recruiting providers for the provider network and (e) compensating independent accountants and (ii) legal expenses related to any financing and the development and review of provider agreements for the proposed health plan.

Based upon the Company’s current operating plan, it believes with the i) continued deferral of payment for costs incurred for services provided to it by the NCMS, ii) up to $4.0 million currently available under the multiple advance term loan, iii) aggregate amount available under the additional multiple advance term loan and iv) retention of an amount available from the net offering proceeds, the Company will be able to sufficiently manage its activities and cash flow needs until September 2019 (see Note 3). If the Company is unable to obtain a significant amount of capital on acceptable terms to finance its operations, the growth of the Company may be materially and adversely affected.

Basis of Accounting – The Company’s financial statements have been prepared using the accrual method of accounting.

Use of Estimates – The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and during the reporting period. The amounts ultimately realized from the assets or ultimately recognized as liabilities will depend on, among other factors, general business conditions, and could differ materially in the near-term from the carrying amounts reflected in the financial statements.

Reclassifications – Certain prior period amounts have been reclassified to conform to current classifications.

Cash and Cash Equivalents –The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At December 31, 2017, there were cash deposits of $759,613 in excess of amounts insured by the Federal Deposit Insurance Corporation.

At December 31, 2017, the Company was holding $979,250 of funds received in advance from investors for the purchase of Class P Common Stock in the Company’s private placement of Class P Common Stock that occurred on January 19, 2018 (see Note 10).

Accounts Receivable - Accounts receivable is stated at the amount the Company expects to collect. Based on experience, management believes the amounts recorded are fully collectible. Therefore, no allowance for doubtful accounts has been recorded. In the event that an outstanding balance could not be collected, it would be written down with a charge against bad debt loss and a credit to the receivables balance. Past due status is determined based on contractual terms.

Income Taxes – The Company follows the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

The Company recognizes the tax benefit or liability from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit or liability is measured based on the largest benefit or liability that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred (see Note 6).

Reimbursable Expenses Revenue – Beginning in January 2017, the strategic partner agreed to reimburse the Company annually up to $300,000 for certain launch, start-up and operational expenses incurred during fiscal years 2017 and 2018.

Quality and Development Expenses – These expenses represent the costs incurred to recruit and retain a network of health care providers who will provide medical services under the health plan.

Subsequent Events – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. The Company has evaluated subsequent events through April 26, 2018, which is the date the financial statements were available to be issued (see Note 10).

Net Loss Attributable to Stockholder and Net Loss Per Common Stock Shares – Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period. There were no potentially dilutive securities as of December 31, 2017 and 2016.

Note 2 – Concentration with Vendors

At December 31, 2017, five vendors accounted for approximately 79 percent of the Company’s accounts payable. At December 31, 2016, two vendors accounted for 100 percent of the Company’s accounts payable.

Note 3 – Term Note

On May 20, 2016, the Company entered into a Loan and Security Agreement (the “Loan”) with its strategic partner. The strategic partner agreed to provide a multiple advance term loan in an amount up to $2.5 million, provided however, that upon the achievement of milestones, the amount of such Loan may be increased to an amount up to $4.0 million (the “First Loan”). The aggregate unpaid principal amount of all advances outstanding from time to time under the Loan bears interest at 6.75 percent per annum. Interest is due and payable quarterly in arrears, commencing on the first day of the fiscal quarter immediately following one of four Loan commitment termination dates available to the strategic partner, which dates are primarily tied to the State of North Carolina’s Medicaid proposal process, and then the first day of each succeeding fiscal quarter. Unless satisfied earlier, the Loan’s principal amount, all accrued interest and all other amounts due under the Loan agreement are due and payable on the tenth anniversary of the first interest payment date. The Loan is secured by all of the Company’s now owned or hereafter acquired receivables and equity of the joint venture companies.

On January 10, 2017, the parties agreed to an Amended and Restated Loan and Security Agreement (the “Amended Loan”). The Amended Loan provided for certain amendments and modifications to the Loan in order to provide for an additional multiple advance term loan in the amount of $3.0 million provided, however, that upon satisfaction of certain conditions in the sole discretion of the strategic partner, the amount may be increased to $4.0 million (the “Second Loan”).

On August 25, 2017, the parties agreed to a Second Amended and Restated Loan and Security Agreement (the “Second Amended Loan”). Under the Second Amended Loan, the aggregate amount available under the Second Loan will be reduced by an amount equal to 55 percent of the net offering proceeds from the Company’s Regulation A offering of Class P Common Stock and the Company’s private placement of Class P Common Stock (see Note 10), less the amount of such proceeds applied by the Company to capital calls for the health plan company or to repay principal owed by the Company under its Term Note. In addition, the proceeds of the Second Loan may be used to repay amounts borrowed from the strategic partner to fund a portion of the Company’s initial capital contribution to the joint venture company at the joint venture closing.

The principal balance outstanding on the First Loan was $1,412,277 and $171,632 at December 31 2017 and 2016, respectively. Accrued interest was $39,068 and $2,814 at December 31, 2017 and 2016, respectively, and interest expense for the year ended December 31, 2017 was $36,254 and $2,814 for the period May 19, 2016 through December 31, 2016.

Note 4 – Due to Stockholder

Since the Company’s inception on May 19, 2016, it has relied upon its sole stockholder, the NCMS, to provide it with both working capital and transaction-related cash advances, as needed, as well as the resources and related expenses of the NCMS’s professional and administrative staffs to establish, conduct, and perform the Company’s activities.

Working capital is advanced by the NCMS to the Company, which becomes due and payable as funds become available and are borrowed under the First Loan. As funding is received under the First Loan, the outstanding working capital advance is settled. The working capital advance is recorded as a current liability, “Due to Stockholder”. The current liability, Due to Stockholder was zero and $29,929 at December 31, 2017 and 2016, respectively.

As part of the joint venture discussions and transaction, the Company incurred transaction-related outside advisor expenses that were ineligible for reimbursement under the Loan. When these expenses became due and payable to the outside advisors, the NCMS settled the transaction-related amounts due on behalf of the Company. The settlement of these transaction-related advances by the NCMS on behalf of the Company have been recorded as a non-current liability, “Due to Stockholder”, and at December 31, 2017 and 2016, the Company has recorded $162,221 of such advances in the non-current liability, Due to Stockholder.

Also, since its inception, the Company has not had an employee. As such, the Company has relied upon the resources and related expenses of the NCMS’s professional and administrative staffs to establish, conduct, and perform the Company’s activities. The cost of the NCMS staff time incurred to support the Company has been calculated, and the staff time cost has been used as a basis for allocating the related expenses associated with the NCMS staff’s support. In 2017, the Company has recorded $441,495 as the cost of the NCMS staff time incurred and related expenses, and for the period May 19, 2016 through December 31, 2016, the Company has recorded $303,106 as the cost of the NCMS staff time incurred and related expenses. These amounts have been recorded as a “General and Administrative” expense.

The non-current liability, Due to Stockholder was $906,822 and $465,327 at December 31, 2017 and 2016, respectively.

The non-current liability, Due to Stockholder amount will be settled no earlier than the “go-live” date of the health plan, which is currently projected in July 2019.

 Note 5 – Common Stock and Stockholder’s Deficit

Common Stock – On August 25, 2017, the Company filed an Amended and Restated Certificate of Incorporation (the “Certificate”) with the Delaware Secretary of State in which the number of shares of all classes of stock the Company has the authority to issue is 40,001 shares, consisting of one share of Class M Common Stock, $0.01 par value per share, and 40,000 shares of Class P Common Stock, $0.01 par value per share. In addition, the Certificate effected a 100-to-1 reverse stock split with respect to all then outstanding shares of Class M Common Stock, resulting in one share of Class M Common Stock remaining issued and outstanding after the filing of the Certificate. The Company’s financial statements have been adjusted to reflect this reverse stock split.

The rights and privileges of holders of the Company’s Class M Common Stock and Class P Common Stock are apportioned based upon the number of “Common Stock Equivalents” held as follows: each holder of shares of Class P Common Stock shall be deemed to hold a number of Common Stock Equivalents equal to the number of shares of Class P Common Stock then held by such holder. Each holder of shares of Class M Common Stock shall be deemed to hold a number of Common Stock Equivalents equal to the number of shares of Class M Common Stock then held by such holder, multiplied by a fraction (i) the numerator of which is the aggregate number of shares of Class P Common Stock then outstanding (less, solely for the purposes of calculating Common Stock Equivalents pursuant to voting rights, the number of shares of Class P Common Stock that are then suspended from voting pursuant to any stockholders’ agreement entered into between the Company and the holders of Class P Common Stock), and (ii) the denominator of which is the aggregate number of shares of Class M Common Stock then outstanding. Accordingly, at all times, the holder or holders of Class M Common Stock will retain 50 percent of the aggregate voting power of the Company’s common stock and will have an interest in the Company equal to the aggregate of all holders of Class P Common Stock.

Except as otherwise required by law, holders of Class M Common Stock are not entitled to vote on any amendment to the Certificate that relates solely to the terms of the Class P Common Stock if the holders of such affected class are entitled to vote thereon pursuant to the Certificate or pursuant to the Delaware General Corporation Law. There are no cumulative voting rights.

The holders of Class M Common Stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights, and there are no redemption or sinking fund provisions applicable to Class M Common Stock.

There are no restrictions on the transferability of Class M Common Stock subject to applicable securities laws.

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Class M Common Stock will be entitled to share ratably in the Company’s assets in proportion to the number of Common Stock Equivalents held by them that are remaining after payment or provision for payment of all of the Company’s debts and obligations.

Holders of Class P Common Stock will have one vote per share. On all matters submitted to the Company’s stockholders, except with respect to certain amendments to the Company’s Certificate that relate solely to the terms of Class M Common Stock or as otherwise required by applicable law, holders of Class P Common Stock will vote together as one class with the holder of Class M Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of Class P Common Stock will be entitled to share ratably in Company’s assets in proportion to the number of Common Stock Equivalents deemed to be held by them that are remaining after payment or provision for payment of all of the Company’s debts and obligations.

Class P Common Stock (or any interest therein) may not be transferred, assigned, pledged or otherwise disposed of or encumbered.

Class P Common Stock will be subject to redemption by the Company in the event that the holder no longer qualifies as an eligible investor (see Note 10) or in the event of the holder’s death, in each case for an amount equal to the fair market value of a share of Class P Common Stock based on the most recent valuation of the Company, which valuations are to occur at least annually, as determined by the Company’s Board of Directors. Class P Common Stock will be redeemed in the event that Company becomes obligated to sell all of its partnership units in the joint venture company.

No dividends shall be paid on Company’s Class M Common Stock unless dividends are concurrently declared and paid on the Class P Common Stock on an equal basis according to the number of Common Stock Equivalents deemed to be held; all dividends will be as and if declared by Company’s Board of Directors. There have been no dividends declared to date.

Note 6 – Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the treatment of organizational costs, start-up costs, and accrued expenses.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2017	2016
Organizational and Start-up Costs	$407,642	$223,181
Accrued Expenses	8,204	957
Valuation Allowance	(414,052)	(224,138)
Deferred Tax Assets	$1,794	$-

Prepaid Expenses	$(1,794)	$-
Deferred Tax Liabilities	$(1,794)	$-

Net Deferred Tax Assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as of December 31, 2017 and 2016 due to uncertainty regarding future revenue generating activities. Therefore, a full valuation allowance of $414,052 and $224,138 was recorded for the year ended December 31, 2017 and the period May 19, 2016 through December 31, 2016, respectively.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “2017 Tax Act”). The 2017 Tax Act, among other changes, lowers the general corporate income tax rate to 21% for tax years beginning after December 31, 2017. The Company has calculated its best estimate of the impact of the 2017 Tax Act in its income tax provision during the year ended December 31, 2017, in accordance with its understanding of the 2017 Tax Act and guidance available as of the date of this filing. The provisional amount related to the remeasurement of certain deferred tax assets and liabilities is based on the tax rates at which they are expected to reverse in the future.

The Company’s effective federal tax rate for the year ended December 31, 2017 and the period May 19, 2016 through December 31, 2016 differs from the statutory rate of 34% as follows:

	2017	2016
Expected Tax	$(460,023)	$(260,978)
Permanent Differences	13,791	36,840
Legislative Rate Change	256,318	-
Change in Valuation Allowance	189,914	224,138
Total	$-	$-

The Company does not have any uncertain tax positions. The Company has not recorded any interest or penalties in the financial statements as of December 31, 2017 and 2016.

Note 7 – Legal Proceedings

The Company may be subject to legal proceedings and litigation arising in the ordinary course of business, including, but not limited to, certain other third-party lawsuits, as well as other regulatory proceedings. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company periodically evaluates developments in its legal matters that could affect the amount of liability that it has previously accrued, if any, and makes adjustments as appropriate. Significant judgement is required to determine both the likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company’s judgement may be incorrect. The outcome of any proceeding is not determinable in advance. Until the final resolution of any such matters that the Company may be required to accrue for, there may be an exposure to loss in excess of the amount accrued and such amounts could be material.

Note 8 - Joint Venture Agreement

On January 10, 2017, the NCMS announced that, working in conjunction with the North Carolina Community Health Center Association (the “NCCHCA”), it had signed a definitive agreement with a strategic partner to collaborate on a patient-focused health plan in response to pending Medicaid reform in the State of North Carolina.

Under that agreement, the parties will work together in a joint venture to establish, organize and operate a patient-focused Medicaid health plan to provide managed care services in North Carolina. A key feature of the joint venture will be the active participation of physicians in the ownership and governance of the health plan. The strategic partner will generally manage the health plan’s financial and daily operations. The Company will generally manage the provider network for the health plan.

The closing of the joint venture is subject to a number of conditions including, among other conditions, (i) the company operating the health plan having been awarded and accepted a capitated Medicaid contract with the State of North Carolina; (ii) the number of subscribing investors in the Company’s Offering (as defined in Note 10) and the number of investors attributable to subscribing investors in the Company’s Private Placement (as defined in Note 10) must be at least 10,000 in the aggregate prior to the earlier of (a) the date that is 10 business days prior to the deadline for submitting proposals for the contract with the State of North Carolina and (b) the date that is 12 months after the offering statement on Form 1-A for the Company’s public offering is qualified by the Securities and Exchange Commission; and (iii) on or prior to 10 business days before the deadline for submitting proposals for the contract with the State of North Carolina, the provider network must have satisfied the provider participation requirements established by the State of North Carolina with respect to network adequacy.

On August 25, 2017 the joint venture parties entered into an Amended and Restated Joint Venture Agreement (the “Amended Joint Venture Agreement”). Under the Amended Joint Venture Agreement, the Company will own a 20 percent general partnership interest of the joint venture company, which in turn, will own 100 percent of the health plan company.

Pursuant to the Amended Joint Venture Agreement, if the joint venture closing occurs, the Company is permitted to retain 55 percent of the Offering’s net proceeds and 55 percent of the Company’s Private Placement proceeds, and the Company is obligated to use 45 percent of the Offering’s net proceeds and 45 percent of the Private Placement proceeds to help fund its portion of the initial capitalization to the joint venture company at the joint venture closing. The Company expects to use the retained Offering’s net proceeds and Private Placement proceeds for general working capital purposes, but it may also use such proceeds to fund capital calls for the health plan company or to repay principal owed by the Company under its Term Note (see Note 10).

Note 9 - Related-Party Transactions

Under a Master Services Agreement with Biologue, Inc. (the “Biologue Agreement”), effective January 2, 2017, Dr. Jeffrey W. Runge provides certain executive duties necessary for the Company to build and operate a provider network. On March 14, 2017, Dr. Runge was appointed Chief Executive Officer and President of the Company and was appointed to the Company’s Board of Directors. The Biologue Agreement provides that Dr. Runge will provide up to 84 hours of service per calendar month, with additional hours to be provided as agreed in advance by Dr. Runge and the Company. The Company has agreed to compensate Dr. Runge for his time at a rate of $248 per hour and has agreed to reimburse Dr. Runge for all reasonable out of pocket expenses incurred in the provision of his services, provided that expenses in excess of $250 are subject to prior approval of the Company. The Biologue Agreement contains customary confidentiality and indemnification obligations on behalf of the Company and Dr. Runge, and the Biologue Agreement will continue until either party provides 30 days’ written notice of termination. At December 31, 2017 the amount due to Biologue, Inc was $85,549.

Note 10 – Subsequent Events

The Company has evaluated the impact of subsequent events through April 26, 2018, which is the date the financial statements were available to be issued.

Private Placement of Class P Common Stock – On January 19, 2018, the Company completed a private placement of 1,505 shares of Class P Common Stock to certain federally-qualified health centers and aspiring health centers in North Carolina and the North Carolina Community Health Center Association at a purchase price of $750.00 per share for aggregate proceeds of approximately $1.13 million (the “Private Placement”). The Class P Common Stock issued in the Private Placement represents a 50.0 percent equity interest in the Company.  At the joint venture closing, the Company is permitted to retain 55 percent of the Private Placement’s net proceeds, and the Company is obligated to use 45 percent of the Private Placement’s net proceeds to help fund its portion of the initial capitalization to the joint venture company. The Company expects to use the retained Private Placement proceeds for general working capital purposes, but it may also use such proceeds to fund capital calls for the health plan company or to repay principal owed by the Company under its Term Note.

Regulation A Offering of Class P Common Stock – On March 12, 2018, the Securities and Exchange Commission (the “SEC”) qualified the Company’s offering statement on Form 1-A offering up to 20,000 shares of the Company’s Class P Common Stock pursuant to Regulation A of the Securities Act of 1933, as amended, on a continuous basis (the “Offering”). The Company is offering one, but not more than one, share of Class P Common Stock, for a subscription price per share of $750, solely to physicians, physician assistants and nurse practitioners licensed or approved to practice, as applicable, in North Carolina who (i) participate in the Company’s health care provider network, (ii) reside in North Carolina, Georgia, South Carolina, Tennessee or Virginia and (iii) meet certain other eligibility criteria. Pursuant to the Amended Joint Venture Agreement, at the joint venture closing, the Company is permitted to retain 55 percent of the Offering’s net proceeds, and the Company is obligated to use 45 percent of the Offering’s net proceeds to help fund its portion of the initial capitalization to the joint venture company. The Company expects to use the retained Offering’s net proceeds for general working capital purposes, but it may also use such proceeds to fund capital calls for the health plan company or to repay principal owed by the Company under its Term Note. The Class P Common Stock being offered in this Offering represents a 46.5 percent equity interest in the Company.

Term Note – The principal balance outstanding on the First Loan (see Note 3) was $1,908,750 at April 26, 2018. Accrued interest as of April 26, 2018 was $73,660.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAROLINA COMPLETE HEALTH NETWORK, INC.

Date: April 26, 2018	By:	/s/ Jeffrey W. Runge
	Name:	Jeffrey W. Runge, MD
	Title:	President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey W. Runge	Director, President and Chief Executive Officer	April 26, 2018
Jeffrey W. Runge, MD	(Principal Executive Officer)

/s/ Vincent T. Morgus	Chief Operating Officer	April 26, 2018
Vincent T. Morgus	(Principal Financial and Accounting Officer)

/s/ Richard Hudspeth	Director	April 26, 2018
Richard Hudspeth, MD

/s/ John R. Mangum	Director	April 26, 2018
John R. Mangum, MD

/s/ John Jacob Meier IV	Director	April 26, 2018
John Jacob Meier IV, MD